Exhibit 99.48

i-80 Gold Initiates Underground Test Mining Program at Granite Creek, Nevada

Reno, Nevada, September 14, 2021 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce that initial rehabilitation of the underground workings has been completed at the Company’s Granite Creek Mine (“Granite Creek” or “the Property”) property located in Humboldt County, Nevada and an underground test mining program is now underway.

Granite Creek hosts both open pit and underground resources and is located proximal to Nevada Gold Mines’ (“NGM”) Twin Creeks and Turquoise Ridge mines at the north end of the Battle Mountain-Eureka Trend at its intersection with the Getchell gold belt in Nevada. The underground deposit at Granite Creek represents one of the highest-grade gold deposits in North America with resource grades in excess of 10 grams per tonne gold (see Table 1 below).

Table 1 - Granite Creek Underground Resource Estimate
	Tonnage (kt)	Au Grade (g/t)	Gold (Koz)
Measured & Indicated	562	10.49	190
Inferred	1,520	11.90	581

Notes:

• CIM Definition Standards (2014) were used for reporting the Mineral Resources.

• Ms D. Nussipakynova, P.Geo., of AMC takes responsibility for the Mineral Resources.

• The Mineral Resource COG is based on a metal price of $1,550/oz Au. (cost and other assumptions shown in Table 14.13).

• Underground Mineral Resources as stated are constrained within modelled underground stope shapes using a nominal 15’ minimum thickness, above a gold cut-off grade of 0.15 opt Au.

• Drilling results up to 31 December 2015.

• Drilling database provided 18 April 2019.

• Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

• The numbers may not compute exactly due to rounding.

• See technical report titled “Getchell Project NI 43-101 Technical Report Premier Gold Mines Limited and i-80 Gold Corp” effective date July 23, 2020 and filed on sedar January 22, 2021.

Source: AMC Mining Consultants (Canada) Ltd.

The primary goal of the 2021 program is to advance underground drilling and test mining with a target to make a production decision. Underground drilling and advancements will be focused on delineating sufficient resources for near-term mine development and initial mined material from Granite Creek is expected to be trucked for processing at the nearby Twin Creeks processing facility via an interim processing arrangement with Nevada Gold Mines that was announced as part of a transaction announced on September 7, 2021.

“The interim processing arrangement with Nevada Gold Mines represents a key milestone event for i-80, removing uncertainty of our ability to process refractory material from the Granite Creek Mine Project”, stated Matt Gili, President and Chief Operating Officer of i-80. “As a partner of NGM for several years at South Arturo, which will be transferred to NGM as part of the broader transaction, we have built a strong working relationship and we look forward to continuing to build on this relationship as we realize our plan to develop multiple projects in the State of Nevada”.

The test mining program at Granite Creek is verifying the appropriate mining methods, cycles, and sequences for advancing the underground ore headings, while controlling open excavations and maintaining safe mining conditions. Testing will include both mechanical cutting and conventional mining methods.

In addition to the underground drill program at Granite Creek, the surface drilling program testing near-surface mineralization for metallurgical purposes and open pit definition is now complete. This part of the program was competed primarily to advance permitting for open pit mining including heap leach processing on-site. A Preliminary Economic Assessment for the Granite Creek Mine Project is nearing completion and expected to be released in the near future.

Technical Information

Tim George, PE, is the Qualified Person for the information contained in this press release and a Qualified Person within the meaning of NI43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status. The Company expects to close the acquisitions of the Lone Tree Complex and the Ruby Hill Project in H2 2021 and is advancing an underground development program for the Granite Creek Project. i-80 is well financed with more than $70.1 million (as at June 30, 2021) in cash and has recently signed financing agreements with Nevada Gold Mines and a non-binding term sheet with Orion Mine Finance.

For further information, please contact:

Ewan Downie - CEO

Matt Gili - President & COO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, completion of the transactions contemplated by the Exchange Agreement, completion of the transactions contemplated by the Ruby Hill Agreement, completion of the equity private placement with NGM, Equinox Gold Corp. and/or other subscribers, completion of the financing transaction with Orion, completion of refurbishment and development activities at the Long Tree project, commencement of mining operations at the Lone Tree project or the Ruby Hill mine or mineral resource and reserve estimates and exploration, development and production potential. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: failure to satisfy of the relevant conditions to the completion of the transactions described herein, failure to obtain the relevant regulatory approvals, material adverse changes, exercise of termination rights by any relevant party, unexpected changes in laws, failure to complete the Orion financing transaction on satisfactory terms, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration, refurbishment, development or mining programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

Cautionary Note to U.S. Investors Concerning Estimates of Resources: This press release uses the term “inferred resources.” “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. Information contained in the press release containing descriptions of any mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder that disclose mineral reserves and mineral resources in accordance with Industry Guide 7 or the SEC’s new mining disclosure rules in Regulation S-K 1300. SEC Industry Guide 7 does not recognize the existence of resources. Under Regulation S-K 1300, reserve and resource definitions are substantially similar to the corresponding CIM Definition Standards; however, there are differences between NI 43-101 and Regulation S-K 1300 and therefore information contained in the press release may not be comparable to similar information made public by public U.S. companies pursuant to the Regulation S-K 1300 or SEC Industry Guide 7.